SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

July 29, 2003

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F X	Form 40-F

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No X

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82-            )

Enclosure:	Press release dated July 29, 2003 announcing France Telecom’s second quarter 2003 revenues, TOP program achievements and first half 2003 preliminary results

www.francetelecom.com

Paris, July 29, 2003

Press release

France Telecom:

•	Q2-2003 Revenues
•	TOP program Achievements
•	H1-2003 Preliminary results

Accelerated growth in revenues on a comparable basis* in Q2-2003:

•	Revenues decreased by 3.3% on a historical basis reflecting the negative impact of exchange rates and effects of changes in scope of consolidation (in particular, the sale of TDF and Casema).
•	4.4% increase in consolidated revenues on a comparable basis* in Q2-2003 compared to a 3.3% increase in Q1-2003.

TOP up and running in the second quarter of 2003:

•	Results from the TOP program improved in Q2-2003 compared to Q1-2003
•	Continuing roll-out of the restructuring programs
•	Operating income before depreciation and amortization[2] less CAPEX[4] of 3.2 billion euros for Q2-2003 compared to 1.8 billion euros for Q2-2002 on a comparable basis* (approximately 2 billion euros on a historical basis)

Significant improvements in the France Telecom Group’s operating performance in

H1-2003:

•	1.7% revenues increase on a historical basis and 3.9% on a comparable basis*
•	23.5% operating income before depreciation and amortization2 increase on a historical basis and 24.7% on a comparable basis*
•	46.0% improvement in operating income on a historical basis and 46.1% on a comparable basis*

Launch of growth initiatives (“Top Line” Program) aimed at consolidating and accelerating organic growth of the France Telecom Group.

France Telecom Corporate Communication Information Department	6 Place d’Alleray 75505 Paris cedex 15 France	Phone : +33 1 44 44 22 22 Fax : +33 1 44 44 80 34

SA au capital de 4 098 463 604 • 380 129 866 RCS Paris

2003 Guidance:

•	3 to 5% increase in revenues on a comparable basis
•	Operating income before depreciation and amortization[2] over 16.8 billion euros
•	Operating income over 9.2 billion euros
•	Free cash flow[5] (excluding assets disposal) dedicated to debt reduction of over 4 billion euros

FRANCE TELECOM CONSOLIDATED REVENUES Q2-2003 AND 2002

	(In millions of euros)	For the three months ended June 30, 2003	For the three months ended June 30, 2002 Historical	% Change 2003/2002 Historical	For the three months ended June 30, 2002 On a comparable basis(*)	% Change 2003/2002 On a comparable basis(*)

Total Revenues		11,476	11,868	(3.3)	10,991	4.4

Revenues by Product Line:

Orange		4,268	3,982	7.2	3,871	10.3

of which	Orange France	1,838	1,714	7.2	1,715	7.2
	Orange UK	1,419	1,458	(2.7)	1,307	8.6
	Orange Rest of World	1,011	810	24.8	849	19.1

Wanadoo		630	477	32.1	494	27.5

of which	Access, portals and e-commerce	386	239	61.5	256	50.8
	Directories	244	238	2.5	238	2.5

Fixed line, voice and data services – France		4,424	4,642	(4.7)	4,482	(1.3)

of which	Fixed-line telephony	3,352	3,419	(2.0)	3,420	(2.0)
	Business Services	764	748	2.1	749	2.0
	Broadcasting and cable television	104	265	(60.8)	100	4.0
	Other revenues	204	210	(2.9)	213	(4.2)

Fixed line, voice and data services – Outside France		2,154	2,767	(22.2)	2,144	0.5

of which	Equant	577	716	(19.4)	580	(0.5)
	Fixed line telephony outside France	1,142	1,374	(16.9)	1,178	(3.1)
	Other wireless services outside France and excluding Orange	266	432	(38.4)	194	37.1
	Other revenues outside France	169	245	(31.0)	192	(12.0)

H1-2003 AND H1-2002 KEY FINANCIAL FIGURES FOR THE FRANCE TELECOM GROUP

(In millions of euros)	For the six months ended June 30, 2003	For the six months ended June 30, 2002 Historical	% Change 2003/2002 Historical	For the six months ended June 30, 2002 On a comparable basis (*)	% Change 2003/2002 On a comparable basis (*)

Revenues	22,852	22,472	1.7	22,002	3.9

Operating income before depreciation and amortization[2]	8,485	6,870	23.5	6,802	24.7

Operating income	4,645	3,182	46.0	3,180	46.1

CAPEX[4]	2,162	3,221	(32.9)	3,073	(29.7)

Comparable figures are unaudited

With respect to the above results Thierry Breton stated the following:

“The very strong results that we are announcing today highlight France Telecom’s renewed dynamic through its Ambition FT 2005 Plan. During the first six months of this year, we achieved a 15 billion euros refinancing, a capital increase of the same amount and TOP, following two quarters of progress, is now underway. The entire company is mobilized to take part in the France Telecom Group’s restructuring and to contribute to its debt reduction. TOP also allows us to generate additional upside to drive our organic growth initiatives. The initiatives that we are announcing today clearly illustrate our willingness to develop excellence in all of our areas of business while reinforcing innovation and cooperation within the France Telecom Group for the benefit of our customers.”

Q2-2003 Revenues

France Telecom’s Q2-2003 consolidated revenues amounted to 11.5 billion euros, a 3.3% decrease compared to the Q2-2002 on a historical basis, reflecting the negative effect of exchange rates (in particular, for Equant, TP Group and Orange UK) as well as the effects of changes in the scope of consolidation (mainly the sales of TDF on December 13, 2002 and Casema, the Dutch cable operator, on January 28, 2003).

On a comparable basis*, France Telecom’s quarterly revenues continued to improve, with a 4.4% increase in Q2-2003, after a 3.3% increase in Q1-2003 and 2.9% in Q4-2002. This increase reflected the favorable change in the evolution of revenues from fixed line telephony in France, which showed a decrease contained at 2.0% in Q2-2003 compared to a decrease of 4.8% in Q1-2003 and a decrease of 7.5% in Q4-2002. Revenues from Orange and Wanadoo recorded sustained growth in Q2-2003 comparable to that achieved during the preceding quarters. The activities of TP Group in Poland and Equant’s international services also experienced stability in revenues in Q2-2003 on a comparable basis.

H1-2003 Preliminary Results

H1-2003 France Telecom’s consolidated revenues amounted to 22.9 billion euros, up 1.7% compared to the year-earlier period on a historical basis. On a comparable basis*, that is, excluding the effects of changes in exchange rates and reflecting the same scope of consolidation as the first half of 2003, France Telecom’s consolidated revenues increased 3.9% in H1-2003, compared to the 2.9% increase registered for the year ended December 31, 2002 on a comparable basis*.

On June 30, 2003 France Telecom had 113 million customers, representing a 5.3% increase on a historical basis and a 6.2% increase on a comparable basis* compared to June 30, 2002.

France Telecom’s operating income before depreciation and amortization2 was 8.5 billion euros for H1-2003, a 23.5% increase on a historical basis and a 24.7% increase on a comparable basis* compared to the year-earlier period. This result was achieved mainly due to a decrease in operating charges before depreciation and amortization (OPEX3) of approximately 830 million euros on a comparable basis*. Operating income recorded a 46.1% increase on a comparable basis* (46.0% on a historical basis), reaching 4.6 billion euros for H1-2003. The Group also experienced during the first half of 2003 an improved performance in terms of operating profitability.

Orange: favorable evolution of ARPU6 reinforces growth outlook

•	Strong increase in the number of active customers with a total of 45.6 million customers globally at June 30, 2003; a refocusing on higher value-added customers; positive trends in ARPU[6] confirmed; in France, stabilization of ARPU[6]; an increase in revenues from non-voice services, in France as well as in the United Kingdom.

Contributive revenues1 from Orange reached 4.3 billion euros for Q2-2003, a 7.2% increase on a historical basis and a 10.3% increase on a comparable basis* as compared to Q2-2002. Network revenues were 4.0 billion euros for Q2-2003, a 6.4% increase on a historical basis and a 9.4% increase on a comparable basis*, due to an increase in number of active customers that remained steady for Q2-2003, with 696,000 new customers. In total, Orange and its controlled subsidiaries had 45.6 million active customers at June 30, 2003. The increase in network revenues was also due in part to the positive trend in ARPU6 that benefited from the development of non-voice services, which represented 12.1% of network revenues for Q2-2003.

Contributive revenues1 from Orange France reached 1.8 billion euros for Q2-2003, representing an increase of 7.2% compared to Q2-2002, a notable improvement compared to the 5.2% increase recorded in Q1-2003. This increase reflected the development in network revenues, which recorded a 6.0% increase in Q2-2003 after a 4.1% increase in Q1-2003. The 4.0% growth in the number of active customers (19.368 million at June 30, 2003 compared to 18.625 million at June 30, 2002) was combined with a positive trend in ARPU6 which, decreasing up until that point, recorded for the first time in Q2-2003 an increase of 1.4% compared to the ARPU6 recorded in Q2-2002 and despite the impact of the 15% decrease in call termination rates for calls from fixed line service operators beginning in January 2003. The development in usage levels continued with a 7.9% increase in average traffic per customer during Q2-2003 compared to Q2-2002. At the same time, non-voice services continued to increase rapidly, with non-voice ARPU6 increasing 26.7% compared to Q2-2002. Orange France maintained its leadership position with a 49.2% market share at June 30, 2003.

Contributive revenues1 from Orange UK reached 1.4 billion euros in Q2-2003. The 2.7% decrease on a historical basis was linked to the negative impact of the exchange rate for the pound sterling compared to the euro. On a comparable basis*, contributive revenues1 from Orange UK increased 8.6% during Q2-2003, corresponding to an increase in network revenues of 9.4% on a comparable basis*, compared to that achieved in Q1-2003. The significant increase in ARPU6 on a comparable basis* in Q2-2003, 6.8% compared to Q2-2002, was due in part to the 4.3% increase in average traffic per customer as well as the growing contribution of non-voice services, which represented 15.0% of network revenues in Q2-2003. Orange UK’s active customer base reached 13.258 million at June 30, 2003, a 3.6% increase compared to June 30, 2002.

Contributive revenues1 from Orange Rest of World (1.0 billion euros Q2-2003) increased 24.8% on a historical basis during Q2-2003. They benefited from the transfer of the 71.25% interest in MobiNil formerly held by France Telecom (consolidated in the Fixed Line, Voice and Data Services – Outside France division) to Orange as from July 1, 2002. The increase on a comparable basis* of 19.1% for Q2-2003 was largely due to the steady growth in the number of subscribers (13.3% on a comparable basis* reaching 13.0 million customers at June 30, 2003). The most significant increases occurred in Romania, Slovakia, and Egypt. Also contributing to this increase was the increase in ARPU6, particularly in Belgium, Switzerland, Denmark, and the Netherlands.

Fixed line, voice and data services – France: continued resistance of revenues

•	Slowdown in loss of local market share[7] and stabilization in long distance market share; strong increase in calling plans; a broader range of non-voice services offered for fixed lines in the second quarter; a strong increase in revenues from broadband Internet access, reaching 185 million euros in France for the entire Group; confirmed objective of 3 million ADSL customers by the end of 2003.

Contributive revenues1 from Fixed line, voice and data services – France registered a 4.7% decrease in Q2-2003 compared to the year-earlier period, on a historical basis. This decrease was related in large part to the sale of TDF on December 13, 2002. On a comparable basis*, the segment has been improving: in Q2-2003, the decrease in its revenues was limited to 1.3% following a decrease of 3.4% in Q1-2003 and a 5.7% decrease recorded in the Q4-2002. This improvement was particularly due to fixed line telephony services, for which the decrease in revenues amounted to 2.0% in Q2-2003 following a decrease of 4.8% in Q1-2003 and a 7.6% decrease in Q4-2002.

The impact of the opening of the local telecommunications market to competition, which affected telecommunication revenues in 2002, has subsided with the progressive stabilization of France Telecom’s loss of market share7 in local communications. France Telecom’s market share7 in local traffic in June 2003 amounted to 77.8% compared to 79.1% in March 2003, representing a decrease of 1.3 points over the second quarter compared to a decrease of 1.8 points in the first quarter of 2003. France Telecom’s market share7 in long distance traffic (domestic and international) remained stable at 63.3% in June 2003, identical to that recorded last March.

Subscriptions to calling plans continued to grow steadily, with 516,000 new subscriptions recorded in Q2-2003. At June 30, 2003, the total number of subscriptions amounted to 7.9 million, or 30% of the customer base, compared to 5.6 million at June 30, 2002, representing a 42% increase in one year. In particular, the success of the “Heures France” calling plan launched in July 2002 continued to see successful results and contributed to more than 70% of the annual increase in subscriptions as of June 30, 2003.

In addition, revenues from ADSL broadband Internet access (excluding revenues from Wanadoo clients) increased 75% compared to Q2-2002 due to the rapid development of ADSL in France. The number of broadband Internet access connections (including Wanadoo’s ADSL access in France) nearly tripled, reaching 2,037,000 for Q2-2003 compared to 695,000 for the year-earlier period. Growth continued at a steady rate, with 260,000 new ADSL connections in Q2-2003. France Telecom confirms its objective of 3 million ADSL connections by the end of 2003.

Revenues from Business services increased 2.1% on a historical basis (2.0% on a comparable basis*) in Q2-2003. Activity in data network transmission remained dynamic, with quarterly revenues showing an increase of 16.9% on a historical basis (16.6% on a comparable basis*). This increase was partially offset by the 7.6% decrease in revenues on a historical and comparable* basis from standard leased lines and to a lesser extent by the decrease in equipment sales to businesses.

Wanadoo: A strong increase in Access Services

•	8.8 million active customers at June 30, 2003, of which 1.8 million were broadband customers, representing more than 20% of Wanadoo’s customers in Europe and one third of its customers in France; increase in ARPU[6] in France and in Spain; continuation of growth in revenues from e-commerce; sustained growth in online directories.

Contributive revenues1 from Wanadoo reached 630 million euros for Q2-2003, a 32.1% increase on a historical basis and a 27.5% increase on a comparable basis* compared to Q2-2002.

This increase was generated for the most part by the “Access, portals and e-commerce” segment, for which contributive revenues1 increased 50.8% on a comparable basis* in Q2-2003.

The growth in Access services was very strong with a 50.4% increase on a comparable basis* for Q2-2003, after a 58.1% increase in Q1-2003. The increase in the number of broadband customers (ADSL and cable) was particularly rapid with 1,819,000 customers at June 30, 2003 (20.7% of the total number of active customers at that date) compared to 833,000 at June 30, 2002. This growth was sustained in Q2-2003, which recorded 206,000 new broadband customers. In total, Wanadoo’s active customer base was 8.8 million at June 30, 2003, a 15.4% increase in one year, on a comparable basis*.

In France, the rapid development of broadband continued, with 154,000 new subscribers in Q2-2003, after 196,000 in Q1-2003. At June 30, 2003, the number of broadband subscribers of Wanadoo in France reached 1.394 million, representing approximately one-third of its 4.230 million active customers at that date.

In the United Kingdom, revenues from access services increased rapidly mainly due to increasing proportion of subscribing customers, which reached 42% of the total 2.6 million active customers at June 30, 2003, compared to 32% of the total 2.5 million active customers at June 30, 2002. At June 30, 2003, Freeserve had 91,000 ADSL customers compared to 15,000 at June 30, 2002.

In Spain, revenues from access services increased rapidly mainly due to the growth in the number of subscribing customers, which represented 55% of the total active customer base at June 30, 2003. Also contributing to this increase was the favorable effect of the shift from low-speed access to ADSL: The number of ADSL subscribers for Wanadoo in Spain reached 131,000 at June 30, 2003, representing 9% of its 1.454 million active customers at that date.

Revenues from the “Portals” division continued to increase at a rapid rate, with a 66.4% increase on a comparable basis* for Q2-2003, while revenues from e-commerce grew 12.7% (on a comparable* and historical basis).

Contributive revenues from Directories totaled 244 million euros for Q2-2003, a 2.5% increase compared to the year-earlier period, after an increase of 8.7% in the first quarter. The change in growth between the two quarters was linked to revenues from paper directories, for which monthly distribution changes from one year to another. Online directories (advertising and website creation) continued to increase, with a 20% growth in revenues for the second quarter of 2003 compared to the second quarter of 2002. At the same time, revenues from Internet directories in France and Spain (pagesjaunes.fr and qdq.com) continued to grow rapidly, with revenues increasing 43% in Q2-2003 compared to Q2-2002.

Fixed line, voice and data services – Outside France – Strong Resistance by TP Group and Equant despite the negative impact of exchange rates.

•	TP Group continued to grow internationally (3.8% on a comparable basis*) driven by the development of wireless services; strong resistance by Equant (with stable revenues which decreased 0.5% on a comparable basis*) due to an increase in revenues from network services, which represented 55% of its revenues.

Revenues from the Fixed line, voice and data services – Outside France segment decreased 22.2% in Q2-2003 on a historical basis mainly due to the negative impact of exchange rates, in particular, the U.S. dollar and Polish zloty. The sales of Casema (the Dutch cable operator) on January 28, 2003 and TDF’s activities outside of France since December 13, 2002 also contributed to this decrease. On a comparable basis*, revenues from Fixed line, voice and data services – Outside France remained stable on the whole, increasing 0.5% compared to Q2-2002.

TP Group:

Contributive revenues1 from TP Group, fully consolidated as of April 1, 2002, amounted to 1 billion euros in Q2-2003. Impacted by the unfavorable charges in the exchange rate for the zloty, TP Group contributive revenues decreased 11.8% on a historical basis compared to Q2-2002. On a comparable basis*, TP Group’s contributive revenues1 increased 3.8% in Q2-2003 compared to an increase of 2.1% in Q1-2003.

The growth in wireless services of PTK Centertel, TP subsidiary, accelerated in Q2-2003 with an increase of 39.9% in revenues compared to an increase of 34.1% in the first quarter, on a comparable basis*. The increase in number of active customers in Q2-2003 (an increase of 344,000) was greater than the increase realized in the first quarter (an increase of 259,000). The total active customers in wireless services was 5.083 million at June 30, 2003, representing an increase of 43% in one year. PTK Centertel’s market share improved by two points within a year, increasing from 30.6% at June 30, 2002 to 32.6% at June 30, 2003.

Fixed line services, which represent approximately three-quarters of TP Group’s revenues, recorded a decline of 3.5% in Q2-2003, similar to the decrease recorded in Q1-2003 (3.3% on a comparable basis*). The increase of 4.1% in the number of active customers in fixed line telephony (an increase of 10.948 million at June 30, 2003) was more than offset by the impact of the price decreases for telephone communications. In addition, TP Group’s growth in the Internet market remained steady with 1.6 million active customers at June 30, 2003, representing an increase of 15.4% compared to June 30, 2002.

Equant:

Contributive revenues1 from Equant for Q2-2003 (577 million euros) remained stable compared to Q2-2002, decreasing 0.5% on a comparable basis* (a decrease of 19.4% on a historical basis, related to the negative impact of exchange rates between the two periods). According to the Equant corporate accounts, sales of network services, which represented 55% of Equant’s revenues, increased 3.4% on a comparable basis. Direct sales increased 6.0% and more than offset the 7.0% decline in revenues realized from indirect distribution channels. At the same time, revenues from integration services increased 11.5% in Q2-2003, representing a significant improvement following the 2.2% decline recorded for Q1-2003. Finally, revenues related to SITA decreased 8.7% in Q2-2003 reflecting decreases in contractual prices.

TOP:    Improving results with an operating income before depreciation and amortization2 less CAPEX4 at 3.2 billion euros in Q2-2003 compared to 1.8 billion euros in the Q2-2002 (approximately 2 billion euros on a historical basis)

•	TOP up and running, continuing roll-out of the restructuring programs

TOP projects have crossed from the launch stage to the roll-out stage. Following immediate gains recorded in Q1-2003, the gradual restructuring of principal procedures has delivered its first results and is being integrated at all levels of the organization to improve operating performance in a continuing manner.

The results achieved from the TOP program during the first two quarters of 2003 exceeded targets. These results should permit an acceleration in debt reduction for the France Telecom Group while reinforcing its growth.

Over the period 2003-2005, France Telecom’s goal is to generate 15 billion euros of free cash flow5, due to TOP. The objective for 2003 is to generate more than 4 billion euros in free cash flow5 (excluding assets disposals).

Progression of operating income before depreciation and amortization2 less CAPEX4: an increase in the first half of approximately 70% on a comparable basis.

Operating income before depreciation and amortization2 less CAPEX4 amounted to 3.2 billion euros for Q2-2003 compared to 1.8 billion euros for Q2-2002 on a comparable basis (approximately 2 billion euros on a historical basis). This improvement of 1.4 billion euros on a comparable basis* was due to the increase of approximately 485 million euros in revenues, approximately 578 million euros for CAPEX4 gains and approximately 345 million euros in OPEX3 gains. The positive trend in operating income before depreciation and amortization2 less CAPEX4 accelerated in Q2-2003. Operating income before depreciation and amortization2 less CAPEX4 reached 3.1 billion euros in Q1-2003, representing an increase of 1.2 billion euros on a comparable basis* (1.4 billion euros on a historical basis) compared to Q1-2002. This improvement in operating income before depreciation and amortization2 less CAPEX4 was also demonstrated in the first half, reaching 6.3 billion euros for H1-2003, an increase of 69.5% on a comparable basis* compared to H1-2002.

Example of a major shared project on OPEX3 and CAPEX4: Expected gains of approximately 4 billion euros for TOP Sourcing for the period 2003-2005.

With the TOP Sourcing program, the France Telecom Group becomes more efficient by improving the quality of its services and activities and by optimizing the prices of its purchases at both CAPEX4 and OPEX3 levels. Under the TOP Sourcing Program, 100% of gains for 2003 have already been contractualized at mid-year.

The TOP Sourcing program is rolled out in three stages:

•	January – July 2003: 45% of the France Telecom Group’s total expenses are processed, representing 8.3 billion euros, with an expected gain of more than 700 million euros for the year 2003
•	July 2003 – January 2004: 25% of expenses, representing 4.6 billion euros, will be processed
•	January 2004 – June 2004: 15% of expenses, representing 2.7 billion euros, will be processed
•	The remaining 15% will be processed at the local level

The objective of the TOP Sourcing Program is to generate gains of 4 billion euros over the period 2003-2005.

Progression of CAPEX4: a controlled CAPEX4 level that should ensure long-term growth

For Q2-2003, CAPEX4 represented approximately 1.1 billion euros, or 10% of quarterly revenues, compared to approximately 1.7 billion euros for Q2-2002 on a comparable basis* representing a decrease of approximately 34%. CAPEX4 gains thus reached approximately 578 million euros.

The CAPEX4 program is carried out on three series of initiatives:

•	The first level concentrated on immediate gains, standardizing specifications for purchases and eliminating redundancies. 25 IT programs were decided upon and CAPEX[4] with regards to wireless services was optimized.

•	The second level focuses on putting in place corporate governance bodies such as investment committees and concentrates on prioritizing investments in programs focused on growth and productivity. These investment committees examine and prioritize the France Telecom Group’s most important projects. The first impacts of selecting and streamlining purchases under the TOP Sourcing Program have been recorded, in particular in Backbones and DSLAM[8].

•	The third level identifies convergent opportunities concerning infrastructure, services and billing systems. It focuses on pooling investments in information systems and implementing servicing platforms, for example, pooling CRMs (Customer Relationship Management) and billing and data processing centers.

In Q2-2003 and on a comparable basis*, the most important gains came from Orange (approximately 350 million euros) and fixed line telephony in France (approximately 240 million euros).

CAPEX4 expenses in Q2-2003 were mainly focused on growth sectors: approximately 80% of CAPEX4 during this period were allocated to growth sectors (compared to 20% in investments in maintenance, renewal and operations). CAPEX4 for the development of ADSL was on the rise compared to Q2-2002 in order to fulfill deployment goals (3 million broadband customers by the end of 2003 and a coverage rate of 90% by the end of 2005). As a result, the France Telecom Group’s CAPEX4 level should ensure long-term growth in growth markets.

Progression of OPEX3: the second quarter benefited from process restructuring

OPEX3 amounted to approximately 7.1 billion euros on a comparable basis* in Q2-2003, representing a decrease of 345 million euros compared to Q2-2002, or approximately 62% of revenues compared to approximately 68% in Q2-2002, an improvement of approximately 6 points in one year.

OPEX3 gains are mainly drawn from:

•	Immediate gains realized due to, for example, reductions in corporate lifestyle, such as streamlining business travel and reduction of expenses related to sponsorship.

•	The launch of pilot stages in the operational restructuring such as the streamlining of Orange UK’s international traffic, adopting new operating procedures, allowing, for example, the internalization of certain activities of fixed line telephony in France, and improved cost control, such as, the streamlining of Equant’s access costs.

•	The deployment of operating procedures, with improved efficiency in expense committees and the complete alignment of France Telecom group’s policies and the sharing of best practices. With this perspective, the organization of regional service centers in France has become more efficient. Certain sale teams were regrouped and pooled at the France Telecom Group level and information platforms were pooled as well.

Gains in OPEX3 realized in Q2-2003 on a comparable basis* were mainly derived from external purchases, which experienced the largest decrease in Q2-2003, at 4.2 billion euros compared to 4.7 billion euros for Q2-2002, representing a decrease of 424 million euros. For example, savings in consulting/advisory related expenses amounted to approximately 80 million euros for Q2-2003 while communication and advertising gains amounted to 50 million euros.

Initiatives to accelerate and consolidate the France Telecom Group’s organic growth (“Top Line” Program).

•	TOP’s success fuels the launch of organic growth projects to support the growth target of 3 to 5% on a comparable basis* in 2003 and to build a foundation for the France Telecom Group’s growth through 2005.

The results from H1-2003 showed strong growth on a comparable basis* in the France Telecom Group’s activities, combined with the accelerated improvement of operating income before depreciation and amortization2 less CAPEX4.

These results from H1-2003, with the reinforced impact of TOP confirm that France Telecom is now in a position to reach its objectives in term of debt reduction while optimizing its short-and medium-term performance and supporting its long-term growth.

While aiming for excellence in its current activities, France Telecom will focus on accelerating growth in key areas to consolidate the company’s future through 2005 and beyond. With this perspective, France Telecom is especially committed to developing broadband services, business services, inter-operability and convergence between its fixed, wireless and Internet activities.

50 growth-initiative projects have thus far been identified and launched. These projects involve the entire France Telecom Group and are regularly reviewed by the executive committee.

The growth initiatives depend on the innovation and collaboration of all the divisions of the France Telecom Group.

2003 Guidance

With the positive results recorded in the first half of 2003, France Telecom’s objectives for the full-year 2003 are to increase revenues 3 to 5% on a comparable basis* and, by continuing with the TOP program for operational improvements, to generate more than 16.8 billion euros in operating income before depreciation and amortization2 by the end of 2003 and an operating income of more than 9.2 billion euros.

France Telecom confirms its target of a ratio of net debt to operating income before depreciation and amortization2 of less than 3 by the end of 2003, taking into account the goals of attaining CAPEX4 between 5.5 and 6 billion euros and over 4 billion euros in free cash flow (excluding assets disposals) dedicated to debt reduction.

Key Consolidated Figures for the Six Months Ended June 30, 2003

At June 30, 2003, the France Telecom Group (including companies in which France Telecom holds a controlling interest) had a total of 113.0 million customers, broken down as follows:

	Customers (in millions)	Countries
Wireless Communications	51.9	21
Fixed Line Telephony	49.7	11
Internet access (active customers)	10.5	11
Cable networks	0.9	1

The number of new subscribers during the second quarter of 2003 was 1.3 million mainly related to wireless services, which had a total of 1.2 million new active customers in Q2-2003. At the same time, international fixed line telephony recorded an increase of 175,000 subscribers during the same quarter.

Internet access experienced a global increase of 21,000 active customers during Q2-2003: the increase of 100,000 active customers in France was partially offset by the decrease in the number of low speed customers (without subscription) in the United Kingdom and in Spain. The increase in high-speed Internet access (ADSL and cable) remained steady with 206,000 new subscribers in the second quarter of 2003.

Notes:

* Figures on a Comparable Basis:

Half-year Figures:  In order to provide a basis of comparison with the results of H1-2003, figures on a comparable basis with constant exchange rates are presented for H1-2002. To this end, the actual results for H1-2002 have been adjusted to reflect the same scope of consolidation and exchange rates as in H1-2003.

Quarterly Figures:  In order to provide a basis of comparison with the results of Q2-2003, figures on a comparable basis with constant exchange rates are presented for Q2-2002. To this end, the actual results for Q2-2002 are established by deducting from the figures on a comparable basis for Q2-2002 described above, figures on a comparable basis for Q1-2002 determined using the same scope of consolidation and average exchange rates as the Q1-2003.

(1)	Contributive revenues: consolidated revenues excluding intra-group transactions.
(2)	Operating income before depreciation and amortization: Operating income before depreciation and amortization and before amortization of actuarial adjustments in the early retirement plan.
(3)	OPEX: Operating charges before depreciation and amortization of assets and before amortization of actuarial adjustments in the early retirement plan.
(4)	CAPEX: Acquisition of tangible and intangible assets, excluding GSM and UMTS licenses.
(5)	Free Cash Flow: Net cash generated by operating activities, less net cash used in investing activities.

(6)	ARPU: Annual average revenue per user is calculated by dividing network revenues for the previous 12 months by the weighted average number of customers during the same period. Network revenues include outgoing traffic, incoming traffic, connection fees, visitor roaming and value added services. The weighted average number of customers during a period is the average of the monthly average customer bases for the period. The monthly average customer base is calculated as the sum of the opening and closing customer bases for the month divided by two. ARPU is quoted on a revenue per customer per year basis. Orange France (mainland) does not currently receive revenues from other French mobile network operators for voice calls from their networks that terminate on Orange France’s mainland network as in some other markets, in particular the United Kingdom. As a consequence, French and UK ARPUs are not directly comparable.
(7)	Market share of fixed line telephony in France. Calculated based on traffic on the network or interconnected to the network of France Telecom.
(8)	DSLAM (Digital Subscriber Line Access Multiplier). Generally installed in the switching center, access multiplexers for digital subscriber lines are network equipment that assures the digitalization of subscriber lines and the furnishing of ADSL service. They serve in general between 100 and 2000 subscribers. They also serve to filter data.

Press contacts:

Nilou du Castel	Tel. 01 44 44 93 93
nilou.ducastel@francetelecom.com

Caroline Chaize	Tel. 01 44 44 93 93
caroline.chaize@francetelecom.com

This press release contains “forward-looking statements” about France Telecom. Such statements are not historical facts and include expressions about management’s confidence and strategies and management’s expectations about new and existing programs, opportunities, technology and market conditions. Although France Telecom believes its expectations are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties. These statements should not be regarded as a representation that anticipated events will occur or that expected objectives will be achieved. Important factors that could cause actual results or performance to differ materially from the results anticipated in the forward-looking statements include, among other things, the success of the announced Ambition FT 2005 plan, including the “15+15+15” plan and the TOP program, France Telecom’s other strategic, financial and operating initiatives, changes in economic, business and competitive markets, risks and uncertainties attendant upon international operations, technological trends, exchange rate fluctuations and market regulatory factors. More detailed information on the potential factors that could affect the financial results of France Telecom is contained in the Document de Référence submitted to the COB on March 21, 2003 and its filing on Form 20-F with the U.S. Securities and Exchange Commission on the same date. The forward-looking statements in this press release speak only as of the date hereof and France Telecom does not undertake to update any forward-looking statement to reflect events or circumstances after the date hereof, to the reflect the occurrence of unanticipated events.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: July 29, 2003	By:	/S/ PIERRE HILAIRE
	Name:	Pierre Hilaire
	Title:	Director of Financial Information